Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
QOMOLANGMA ACQUISITION CORP.

Qomolangma Acquisition Corp., a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.	The name of the corporation is Qomolangma Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on May 6, 2021.

2.	The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 6, 2021 (and it was thereafter amended by a Certificate of Amendment to the Certificate of Incorporation on November 15, 2021) and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was September 29, 2022 and June 30, 2023 (the “Amended and Restated Certificate of Incorporation”).

3.	The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that the preamble to Article Sixth of the Amended and Restated Certificate of Incorporation are hereby amended and restated in the entirety as follows:

“SIXTH: This Article Sixth shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination” (as defined below). A “Business Combination” shall mean any merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination involving the Corporation and one or more businesses or entities (“Target Business”), which may be businesses or entities with a physical presence, operation or other significant ties to China or which may subject the post-business combination business to the laws, regulations and policies of China (including Hong Kong and Macao), or entity or business that conducts operations in China through variable interest entities, or VIEs, pursuant to a series of contractual arrangements with the VIE and its equity holders on one side, and a China-based subsidiary of the China-based Target Business on the other side, or entering into contractual arrangements that give the Corporation control over such a Target Business, which Target Business shall not be another blank check company or similar company with nominal operations and, if the Corporation is then listed on a national securities exchange, the Target Business shall have a fair market value equal to at least 80% of the balance in the Trust Account (as defined below), less any deferred underwriting commissions and taxes payable on interest earned, at the time of signing a definitive agreement in connection with the initial Business Combination. “IPO Shares” shall mean the shares of Common Stock sold pursuant to the registration statement on Form S-1 (“Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) in connection with the Corporation’s initial public offering (“IPO”).”

4.	That thereafter, said amendment was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of September 12, 2023.

/s/ Jonathan P. Myers
Name:	Jonathan P. Myers
Title:	Chief Executive Officer